Exhibit 99.1

Date: April 25, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: MAG SILVER CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 20, 2014
Record Date for Voting (if applicable) :	May 20, 2014
Beneficial Ownership Determination Date :	May 20, 2014
Meeting Date :	June 24, 2014
Meeting Location (if available) :	Vancouver Club, 915 West Hastings Street, Vancouver, B.C. V6C lC6
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely, Computershare Agent for MAG SILVER CORP.